AMERICAN JIANYE GREENTECH HOLDINGS, LTD.

October 3, 2011

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:	W. John Cash, Branch Chief

Re:  American Jianye Greentech Holdings, Ltd.

To Whom It May Concern:

Please be advised that I am the duly authorized President of American Jianye Greentech Holdings, Ltd., the above-referenced issuer (the “Company”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission,” dated August 16, 2011, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on Form 10-K/A filed herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Form 10-K for Fiscal Year Ended December 31, 2010

Business

The Market for Alcohol-based Fuels

Facilities, page 1

1.
We note your disclosure in this section indicates you manufacture six types of catalysts in your factory in Zhao Dong City. Your disclosures elsewhere indicate that you are currently a distributor of alcohol based fuels. We further note that as of December 31, 2010, you reflect only $1,585 of property and equipment. Please explain to us your manufacturing capabilities and modify your document in future filings to clearly and fully describe the extent of your operations.

The Company is a marketer, distributor and manufacturer of alcohol-based automobile fuel products in the People’s Republic of China.  We are currently constructing a factory located in the Tieling Industry Zone which when complete is expected to have the capacity to produce 200,000 tons of blended fuel annually.  To manufacture our product  until the Tieling factory is complete, we are leasing other factories to produce the blended final product. We are producing these products at the Zhao Dong City Factory of our affiliate Zhao Dong Jianye Fuel Co., Ltd.

The $1,585 of property and equipment reflected in the Company’s Financial Statements reflects the equipment owned by the Company in use at the ZhaoDong factory for the production of mixing products.

We will contain a comprehensive description of the Company’s operations in future filings

Risk Factors, page 2

2.
We note your risk factors regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please modify future filing to include “parent only” financial information in accordance with Rule 5-04 of Regulation S-X.

We will include “parent only” financial information in accordance with Rule 5-04 of Regulation S-X in the Company’s future filings.

Recent Sales of Unregistered Securities. page 6

3.
We note your disclosure which indicates you issued various amounts of shares at different prices on December 14, 2010.  Please tell us your fair value determination for the shares issued and the amount of expense you recognized in association with these share issuances.  We note your stock's trading price at closing on that date was $.87 per share.

The Company performed no valuation for these shares as they were issued for cash consideration, not services.  The prices at which the stock was sold represented the prices which the Company was able to negotiate sales.  While the price had on occasion closed at $0.87, the shares were thinly traded and the price volatile for 8 months, with the lowest price at 0.48 during July 2010.

Additionally, since the shares were issued for cash and not services, the Company did not recognize any expense with their issuance.

Controls and Procedures, page 13

4.
We note your disclosures which indicate you believe the various deficiencies you describe, represent “significant deficiencies” rather than material weaknesses. It is unclear to us how you reached this conclusion based on the deficiencies you disclose.  We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether or not your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Our financial statements are initially prepared by the Company’s internal accounting officer based upon the books and financial records maintained at the Company’s headquarters.  The Financial Statements are then reviewed by our Chief Financial Officer and management and tested, in order to minimize the risks of misstatements.  The layers of review and supervision are designed to identify any possible misstatements caused by error or breakdowns and monitor the production of the Company’s financial statements. If the Company encounters a problem, there is an inquiry into the issue at hand and inspection to reconcile the problem. Management directly monitors the functioning of the controls through participating in daily management and supervisory activities, monitoring adherence to procedures and policies and perform internal audits that test and evaluate the internal controls of financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company adopts China’s accounting standards in daily journals and then adjusts these amounts to the US GAAP standard for the preparation of its quarterly and annual consolidated financial statements. Also, we use the exchange rate of the last day of the month to convert Renminbi to US dollars.

The book and records are maintained by the accounting officer and Chief Financial Officer in both hard copy and electronic files for management and the Company’s, auditors. These books and records are prepared and maintained in China’s accounting standards as well as US GAAP in order to comply with SEC filings and report regulations.

Please refer to the response above regarding the preparation of the financial statements.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to US
GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company’s internal accounting personnel primarily responsible for preparing the Company’s financial statements is Ms. Chen Liyan, as salaried full-time employee.  Ms. Chen graduated from Harbin Institute of Technology University in Harbin, China, major in Accounting with a degree in 2005 with several years of experience in financial accounting preparation. She learned the US GAAP through college education and self-studies. She also consults with local auditing firms on US GAAP standard adjustments when needed.   Based upon Ms. Chen’s education, experience and expertise, the Company believes she was qualified to prepare its financial statements in US GAAP.

Yulin Yang, the Company’s Chief Financial Officer, supervises the preparation of the Company’s Financial Statements.  Ms. Yang possesses a B.A. in accounting and has served as an accountant at the Harbin Zhonpeng Accounting Firm and in the private sector as an accountant for the Helongjiang Hongguang Vehicle Marketing Co. prior to becoming the Company’s Chief Financial Officer.  Which neither of these positions required her to compile financial statements in US GAAP, in both she was responsible for reviewing financial statements and testing balance sheets.

The Company has interviewed a number of Sarbanes-Oxley consulting agencies since late 2010 to assist in implementing effective control; we are planning to engage one that is most suitable for us on cost and efficiency basis.

Do you have an audit committee financial expert?

Please describe the extent of the audit committee's US. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of US. GAAP and internal control over financial reporting.

The Company does not currently have an audit committee or a board member that would qualify as an audit committee financial expert.  Our Chief Financial Officer, Yulin Yang, is the only member of the Company’s Board of Directors with knowledge of US GAAP per intended over financial reporting.

Financial Statements

Balance Sheet, page F-3

5.
We note you disclose "prepaid construction costs" as a current asset. We further note you also reflect construction in progress as a component of your fixed assets. Please explain to us how the amounts reflected as prepaid construction costs are different in nature from those reflected as construction in progress. Please also clarify if these prepaid construction costs are for the benefit of the company or otherwise represent a receivable from another entity.

The Company has been granted a lease of over approximately 80,000 square meters in Tieling Industry Zone, with 4,000 square meters dedicated for a vehicle conversion and a restructuring factory and 10,000 square meters for automobile clean fuel and civil use clean fuel blending production facilities.  This facility will have the capacity to produce 200,000 tons of blended fuels each year.

Due to the scope of the project, construction may take years to be completed in whole. The Company has classified the completed portion which has been recognized by the Supervision Report as construction in progress in the long term asset, and classified the incomplete portion as prepaid construction costs in the current assets. Therefore, the amount of $4,857,035 for projects completed has been classified as construction in progress and was put under the category of property, plant and equipment in the long term asset. The amount of $18,718,399 for the incomplete portions has been classified as prepaid construction cost in the current asset.

The pre-paid construction costs have been recognized as corporate profit.

Summary of Accounting Policies
Revenue Recognition. page F-I 0

6.
We note your disclosure which indicates the majority of your sales are from sales contracts with distributors. We also note that you describe your own function within the revenue cycle as a "distributor." Please explain to us and in your MD&A, how you add value in your operations to the products you sell.  In addition, please expand your disclosures to better explain your business including how you were able to generate $92.8 million of revenues with only $1,585 of fixed assets.

Our additives are proprietary patent products, with commercial secret in consideration; we do not sell additives by themselves. We sell blended fuel. We are classified as distributors since we are building gas stations to sell the product; however, we are more than a manufacturer, since we do not sell additives; we sell blended fuel.

Through advanced and proprietary technology, after pumping and piping, additives can be mixed with fuel and alcohols to become a finished product to be sold. Even though we are signing sales contract with some of wholesale customers, we do not sell additives to them. Instead, we are leasing their pipe and facility in our blending process. We will still need to purchase fuel, alcohol and additives to sell them the blended fuel.

For those wholesalers that we are using their facility for blending, we are giving them more discounts to let them have better profit in retailing the products.

7.
Given your apparent role as a distributor and your minimal fixed assets, it is unclear to us why you are presenting your revenues on a gross basis. Please provide us with your analysis specifically addressing your consideration of the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis.

The Company does not only sell additives. We sell blended fuel as a manufacturer, and we recognize our revenue on gross profit basis since our cost would include the purchase of petrol fuel, ethanol, methanol, and raw materials for additives. We purchase inventory and sell to customers. The inventory title and risk are belong to the firm not the customer. Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenues are recognized when all of the following criteria are met:

·	Persuasive evidence of an arrangement exists;
·	Delivery has occurred or services have been rendered;
·	The seller’s price to the buyer is fixed or determinable; and
·	Collectability is reasonably assured.

The majority of the Company’s revenue results from sales contracts with distributors and revenue are recorded upon the shipment of goods. Management conducts credit background checks for new customers as a means to reduce the subjectivity of assuring collectability.  The transactions have been evaluated against the indicators detailed in ASC 605-45-45 of sales on a gross basis.

Concentrations. page F-12

8.
Please tell and disclose whether or not the customers and suppliers presented represent related parties or affiliates. We note your disclosure on page one, which indicates your products are manufactured by an affiliate, "Zhao Dong Jianye Fuel Co., Ltd."

Our customers and suppliers are not related parties.  We do have additives produced from Zhao Dong Jianye Fuel Co., which is our affiliated company but not the subsidiary of the company.  We will revise our disclosure accordingly.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

AMERICAN JIANYE.GREENTECH HOLDINGS, LTD.

By:	/s/ Haipeng Wang
Haipeng Wang
President